Exhibit 21.1

Subsidiaries of Black Hawk Acquisition Corporation prior to the Closing of the Business Combination

Name of Subsidiary	Jurisdiction of Formation
BH Merger Sub, Inc.	Delaware

Subsidiaries of Vesicor Therapeutics Holdings, Inc. (name change of Registrant at Closing) following the Closing of the Business Combination

Name of Subsidiary	Jurisdiction of Formation
Vesicor Therapeutics, Inc.	Delaware